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                             June 17, 2024

       Andrew Power
       President & Chief Executive Officer
       Digital Realty Trust, Inc.
       5707 Southwest Parkway, Building 1, Suite 275
       Austin, TX 78735

                                                        Re: Digital Realty
Trust, Inc.
                                                            Form 10-K for the
year ended December 31, 2023
                                                            Form 8-K filed May
2, 2024
                                                            File No. 001-32336

       Dear Andrew Power:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K filed May 2, 2024

       Exhibit No. 99.1
       Definitions, page 31

   1. We note that your measures Core FFO and Adjusted EBITDA contain adjustments for other non-core items.
Please tell us what types of revenues or expenses are being added back, and to the extent
that these are significant to the non-GAAP measure in future filings, please provide
further explanation within your disclosure.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 with any questions.
 Andrew Power
Digital Realty Trust, Inc.
June 17, 2024
Page 2


FirstName LastNameAndrew Power            Sincerely,
Comapany NameDigital Realty Trust, Inc.
                                          Division of Corporation Finance
June 17, 2024 Page 2                      Office of Real Estate & Construction
FirstName LastName